NEWS RELEASE

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or for Dissemination in the United States

SilverCrest Closes $30.0 Million Bought Deal Prospectus Offering

TSX-V: SVL	For Immediate Release

Vancouver, BC, Canada – May 19, 2011 – SilverCrest Mines Inc. (the “Company”) (SVL: TSX-V) is pleased to announce the completion of its prospectus offering announced on April 27, 2011 for total gross proceeds of CAD$30.0 million.

Scott Drever President stated: “We were happy to see such strong market support for this equity offering. The Company plans to use the net proceeds of the offering to fund the next stage of the Santa Elena Expansion Project and for general corporate purposes.”

The Company issued a total of 18,750,000 common shares of the Company at a price of $1.60 per share. The offering was underwritten by Canaccord Genuity Corp. and Jennings Capital Inc. (together, the “Underwriters”).

The Underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 1,125,000 compensation warrants, each compensation warrant entitling the Underwriters to purchase one common share of the Company at a price of $1.60 for a term of 24 months.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state and may not be offered or sold in the United States absent an exemption from registration.

SilverCrest Mines Inc. (TSX-V: SVL) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent. SilverCrest anticipates that the current 2,500 tonnes per day facility will produce approximately 800,000 ounces of silver and 30,000 ounces of gold per full production year from the initial open-pit heap leach operation.

This news release contains forward-looking statements, which address future events and conditions, which are subject to various risks and uncertainties. The Company’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, some of which may be beyond the Company’s control. These factors include: the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
“J. Scott Drever”	Fax:	(604) 694-1761
	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

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